UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 13, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 13 November 2017 entitled ‘American Tower to acquire the standalone tower businesses of Vodafone India and Idea Cellular’.

13 November 2017

RNS: 2546W

American Tower to acquire the standalone tower businesses of Vodafone India and Idea Cellular

London, United Kingdom, Mumbai India — November 13, 2017

•                  Vodafone India and Idea Cellular Limited (“Idea”)1 have separately agreed to sell their respective standalone tower businesses in India to ATC Telecom Infrastructure Private Limited (“ATC TIPL”, formerly Viom)2 for an aggregate enterprise value of INR78.5 billion (US$1.2 billion)3.

•                  The standalone tower businesses of Vodafone India and Idea are pan-Indian passive telecommunication infrastructure businesses, comprising a combined portfolio of approximately 20,000 towers with a combined tenancy ratio of 1.65x as at 30 June 2017.

•                  Idea will sell its entire stake in ICISL and Vodafone India will sell a business undertaking to ATC TIPL.

•                  Both Vodafone India and Idea as customers, and ATC TIPL as a mobile network infrastructure provider, have agreed to treat each other as long-term preferred partners, subject to existing arrangements. The parties will work together to further the expansion of high speed mobile networks in India.

•                  After Vodafone India and Idea have completed their merger, ~6,300 co-located tenancies of the two operators on the combined standalone tower businesses will collapse into single tenancies over a period of two years without the payment of exit penalties4.

•                  This transaction follows the Vodafone India / Idea merger announcement of 20 March 2017 whereby the parties announced their intention to sell their individual standalone tower businesses to strengthen the balance sheet of the combined business.

•                  In the event that the completion of the sale of the standalone tower businesses precedes the completion of the proposed merger of Vodafone India and Idea, Vodafone India will receive INR38.5 billion (US$592 million) and Idea will receive INR40.0 billion (US$615 million)5. The receipt of these proceeds prior to completion was anticipated and provided for in the merger agreement and hence would not affect the agreed terms of the Vodafone India and Idea merger, including the amount of debt which Vodafone will contribute to the combined company at completion6.

•                  Completion of the transaction is subject to customary closing conditions and receipt of necessary regulatory approvals, and is expected to take place during the first half of calendar year 2018.

– ends –

1  Vodafone India’s standalone tower businesses are operated by Vodafone Mobile Services Limited and Vodafone India Limited. Idea’s standalone towers business is held via its wholly owned subsidiary Idea Cellular Infrastructure Services Limited (“ICISL”)

2  A majority owned subsidiary of American Tower Corporation

3  Based on INR / US$ FX rate of 65.01 as of November 10, 2017

4  Taking into account the impact of the tenancy loss, the proforma adjusted EBITDA for the combined standalone tower businesses would have been INR5.8 billion (US$90 million) based on unaudited FY17 estimated proforma EBITDA for Vodafone India and unaudited H1FY18 annualised proforma EBITDA for Idea standalone tower businesses, adjusted for the anticipated run-rate impact of co-located tenancies to be exited on a staggered basis over two years

5  Subject to customary closing adjustments including debt and cash

6  Vodafone will contribute INR25 billion more net debt than Idea at completion excluding the impact of tower sales, subject to customary closing adjustments

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 19 markets. As of 30 June 2017, Vodafone Group had 523.5 million mobile customers and 18.5 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About Vodafone India’s standalone tower business

Vodafone India’s standalone tower businesses are operated by Vodafone Mobile Services Limited and Vodafone India Limited. The business has a portfolio of 10,235 towers with a tenancy ratio of 1.52x (30 June 2017). For FY17, on a proforma unaudited basis, revenues and EBITDA would have been INR5,823 million and INR3,698 million respectively.

About Idea Cellular Limited

Idea Cellular is India’s 3rd largest wireless operator, with nearly 200 million subscribers. With traffic in excess of 2.7 billion minutes a day, Idea ranks among the Top 6 country operators in the world. With a spectrum portfolio of approximately 900 MHz across 900, 1800, 2100, 2300 and 2500 MHz FDD and TDD bands, Idea has a pan India wireless broadband footprint. Idea is listed on the National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE) in India.

Idea Cellular is part of the Aditya Birla Group. The Aditya Birla Group is a US$41 billion conglomerate with operations in more than 36 countries. The Aditya Birla Group has been operating in India and globally for over 5 decades. Its businesses range among others, mobile telecommunications, metals and mining, cement, carbon black, textiles, garments, chemicals, fertilizers, life insurance and financial services industries.

More information on Idea Cellular is available at www.ideacellular.com and on the Aditya Birla Group at www.adityabirla.com

About Idea Cellular Infrastructure Services Limited (“ICISL”)

ICISL is a 100% subsidiary of Idea Cellular Limited. ICISL provides passive infrastructure services on a pan India basis to leading Indian mobile operators. It has a portfolio of 9,900 towers with a tenancy ratio of 1.80x (30 Sep 2017). During H1 FY 18, ICISL had revenues and EBITDA of INR5,965 million and INR1,939 million respectively.

Advisors to Vodafone and Vodafone India

Financial advisor: Morgan Stanley.

Legal advisors: S&R Associates and Slaughter and May.

Advisors to Idea

Financial advisor: DSP Merrill Lynch.

Legal advisor: Bharucha & Partners.

Enquiries:

Vodafone

Investor Relations	Tel: +44 (0) 7919 990 230

Media Relations	www.vodafone.com/media/contact

Idea Cellular Limited	Tel: +91 95940 03439

Investor Relations	e-mail: investorrelations@idea.adityabirla.com

Disclaimer

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•                  under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2017; and

•                  under “Other Information — Forward-Looking Statements” in Vodafone Group Plc’s Trading Update for the quarter ended 30 June 2017.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 13, 2017	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary